CONSENT OF EXPERT

I, Yungang Wu, do hereby consent to:

(1) the use of the written disclosure derived from the report entitled "NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project" effective January 4, 2021 (the "Technical Report") in the Annual Information Form for the year ended December 31, 2020 ("AIF") of SilverCrest Metals Inc. (the "Company") being filed as an exhibit to the Company's Form 40-F Annual Report for the period ended December 31, 2020, and any amendments thereto (the "40-F"), being filed with the United States Securities and Exchange Commission;

(2) the use of my name in the AIF and the 40-F; and

(3) the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report and the AIF, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report and the AIF related to me in the registration statement (No. 333-238704) on Form F-10.

	By:	/s/ Yungang Wu
Yungang Wu, P.Geo.
March 25, 2021